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                             February 9, 2023

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted February
1, 2023
                                                            CIK No. 0001926792

       Dear Wing Wah Cheng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement

       Management
       Compensation of Directors and Executive Officers, page 126

   1. Please update your disclosure in this section and in "Outstanding Equity Awards at Fisal
                                                        Year End" to reflect
the most recently completed fiscal year.
 Wing Wah Cheng
FirstName LastNameWing
                 Holdings Wah Cheng
Samfine Creation          Group Limited
Comapany9,NameSamfine
February   2023         Creation Holdings Group Limited
February
Page 2 9, 2023 Page 2
FirstName LastName
Related Party Transactions, page 127

2. We note your response to prior comment 4 and reissue it. Please revise this section to provide information that is current as of the date of the registration statement, as required by Item 7 of Form 20-F.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Ying Li